UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 13, 2023, NewAmsterdam Pharma Company N.V. (“NewAmsterdam” or the “Company”) issued a press release announcing corporate updates and its financial highlights for the nine months ended September 30, 2023.

The Company’s financial highlights as of and for the nine months ended September 30, 2023 are set out below.

Cash Position: As of September 30, 2023, NewAmsterdam recorded cash of $368.3 million (€347.7 million), compared to $467.7 million (€438.5 million) as of December 31, 2022. The decrease reflects cash used to fund operating activities, partially offset by the receipt of a milestone payment from Menarini pursuant to its license agreement with the Company and the proceeds from exercise of warrants in the first three quarters of 2023.

Revenue: Revenues were $13.3 million (€12.3 million) for the nine months ended September 30, 2023, as compared to $100.6 million (€95.5 million) for the nine months ended September 30, 2022. This decrease was primarily due to recognition of revenues related to the upfront payment by Menarini in the prior year.

Research and Development (“R&D”) Expenses: R&D expenses were $118.5 million (€109.2 million) for the nine months ended September 30, 2023, as compared to $56.4 million (€52.7 million) for the nine months ended September 30, 2022. This increase was primarily due to an increase in clinical expenses and manufacturing costs largely due to the administration and enrollment of three Phase 3 trials, as well as an increase in personnel costs driven by an increase in staff headcount as well as share-based compensation expense.

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses were $27.2 million (€25.4 million) for the nine months ended September 30, 2023, as compared to $15.0 million (€14.3 million) for the nine months ended September 30, 2022. This increase was primarily due to an increase in personnel costs driven by an increase in staff headcount and share-based compensation expense.

Net loss: Net loss was $128.0 million (€118.0 million) for the nine months ended September 30, 2023, or a net loss per basic and fully diluted share of $1.55 (€1.43), as compared to a net profit of $30.8 million (€30.0 million) or of $0.85 and $0.76 (€0.83 and €0.74) per basic and fully diluted share, respectively, for the nine months ended September 30, 2022.

A copy of the press release is furnished as Exhibit 99.1 hereto. This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-271019).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 13, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

November 13, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer